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                          June 28, 2022

       Melinda Davis Lux
       General Counsel and Corporate Secretary
       United Community Banks, Inc.
       2 West Washington Street, Suite 700
       Greenville, SC 29601

                                                        Re: United Community
Banks, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed June 24, 2022
                                                            File No. 333-265839

       Dear Ms. Davis Lux:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact David
Gessert at 202-551-2326 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance